a:\Form4\4wcr0798.doc
                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting Person      Ray, William C.
                                              200 North Elm Street
                                              Greensboro, NC  27401

2.  Issuer Name and Ticker or Trading         Network Systems
Symbol                                        International, Inc.
                                              (NESI)

3.  IRS Number of Reporting Person, if an
Entity (Voluntary)

4.  Statement for Month/Year:                 June, 1998

5.  If Amendment, Date of Original            N/A

6.  Relationship of Reporting Person to       Officer
Issuer
     (Check all applicable)

7.  Individual or Joint/Group Filing          _x__ Form filed by one
(Check applicable line)                       Reporting Person
                                              ___ Form filed by more
                                              than one Reporting
                                                Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                         Common Stock

2.  Transaction Date  (Month/Day/Year)        June 19, 1998
3. Transaction Code  (Instr. 8)               Code:  G
                                              V:
4.  Securities Acquired (A) or Disposed of    Amt:       5,000
(D)
                                              (A) or       D
                                              (D)
                                              Price:     $4.75



5.  Amount of Securities Beneficially Owned
at                                            372,981
End of Month
6.  Ownership form:  Direct (D) or Indirect   D
(I)

7.  Nature of Indirect Beneficial
Ownership:

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                                 N/A

2.  Conversion or Exercise Price of Derivative
Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                              Code:

                                                  V:

5. Number of Derivative Securities Acquired (A) (A) or Disposed of (D)
                                                  (D)

6.  Date Exercisable and Expiration Date          Date
   (Month/Day/Year)                               Exercisable

                                                  Expiration
                                                  Date

7.  Title and Amount of Underlying Securities     Title

                                                  Amount
                                                  or Number
                                                  of Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities Beneficially
Owned
     at End of Month:

10.  Ownership Form of Derivative Security:
Direct (D)
 or Indirect (I)

11.  Nature of Indirect Beneficial Ownership




/s/ William C. Ray
Signature of Reporting Person

Date:   07/10/98